UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
InterSearch Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46070N206
(CUSIP Number)
Olga Filippova
730 FIFTH AVENUE, 25TH FLOOR
NEW YORK, NY 10019
212-359-0202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2007
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 46070N206
13D
1	Name of Reporting Person
	Barron Partners LP
	I.R.S. Identification No. of Above Person
	431981699
2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [  x ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	12,072,700 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				12,072,700 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
12,072,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	38.6%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of InterSearch Group Inc., a Florida corporation (the "Company") having its principal executive offices at 222 Kearny Street, Suite 550 San Francisco, CA 94108

Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 730 Fifth
Avenue, 25th Floor, New York, NY 10019.   The Reporting Person is
principally engaged in making investments.
        The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.
        During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

Item 5.   Interest in Securities of the Issuer.

	(a) On September 28, 2005 the Reporting Person purchased 6,250,000 shares of the Common Stock and warrants to purchase 6,250,000 shares of the Common Stock of the Issuer (the "Warrants"). Shares of Common Stock were registered under Securities Act of 1933 by registration statement on form SB-2, declared effective on February 9, 2006.
        Subsequently the Reporting Person sold an aggregate of 427,300 shares of Common Stock and exercised 833,334 Warrants.
        On February 9, 2006 the Issuer filed a Form 8-A registering it's Common Stock under the Securities Exchange Act of 1934. The Reporting
Person became required to file form 13D within 45 days following the end of the year 2006.
        The Issuer's securities owned by the Reporting Person as of February 12, 2007 represented approximately 38.6% of the issued and outstanding shares of the Issuer's Common Stock. As of February 12, 2007, the
Reporting Person had sole power to vote and dispose of each of the 12,072,700 shares of Issuer's Common Stock beneficially owned by it.

        (c) In the sixty days prior to February 12, 2007, the Reporting Person did not engage in any transactions involving Issuer's Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.
	Not applicable.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007
/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron Partners
LP